August 15, 2017

VIA EDGAR

Mr. Tom Kluck

Legal Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:                                                Forestar Group Inc.

Registration Statement on Form S-4

Filed July 26, 2017

File No. 333-219488

Dear Mr. Kluck:

On behalf of Forestar Group Inc. (“Forestar”), I am writing in response to your letter dated August 9, 2017, setting forth comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing for Forestar. For your convenience, the full text of each of the Staff’s comments is reproduced below together with Forestar’s responses thereto.

The Merger

Accounting Treatment of the Merger, page 69

1.              We note that Forestar Group Inc. will remain a public reporting company and will continue to issue separate financial statements following the closing of the merger. Please tell us if the company will elect to apply pushdown accounting in its separate financial statements following the closing of the merger.

Response: Forestar currently anticipates that pushdown accounting will not be applied in its separate financial statements following the closing of the merger. Forestar will make its final determination regarding the application of pushdown accounting after the closing of the merger.

6300 Bee Cave Road / Building Two, Suite 500 / Austin, TX 78746-5149 / T 512.433.5200 / F 512.433.5201 / www.forestargroup.com

U.S. Securities and Exchange Commission
August 15, 2017

2.              Please provide us your detailed analysis supporting how the transaction will be accounted for. Please ensure that your analysis specifically addresses the determination of the accounting acquirer, D.R. Horton, and why it would not be appropriate for Force Merger Sub, Inc. to be the accounting acquirer. Please cite the applicable accounting guidance in your response.

Response: In determining the accounting treatment for the merger, we considered the Financial Accounting Standards Board’s Accounting Standards Codification (“ASC”) 805 — Business Combinations. In accordance with ASC 805, the merger is considered a business combination and will be accounted for under the acquisition method of accounting. The acquisition method of accounting requires the determination of the acquirer in a business combination. In order to determine the acquirer, we analyzed the following facts regarding the merger and related transactions.

On the effective date of the merger, Force Merger Sub, Inc. (“Force Merger Sub”), a newly formed corporation and wholly owned subsidiary of D.R. Horton, Inc. (“D.R. Horton”) will merge with and into Forestar. Force Merger Sub will have no significant assets or liabilities before or at the effective time of the merger. Forestar will be the surviving corporation in the merger and Force Merger Sub will cease to exist. Pursuant to the terms of the merger, all of the shares of common stock of Force Merger Sub outstanding prior to the merger and held by D.R. Horton will be converted into new shares of common stock in Forestar resulting in D.R. Horton owning approximately 75% of the outstanding shares of common stock in Forestar. Each share of common stock in Forestar outstanding prior to the merger will be converted into the right to receive cash consideration from D.R. Horton or stock consideration in the form of common stock in Forestar (at the election of the holder of such share of Forestar common stock), subject to the proration procedures set forth in the merger agreement.

The substance of the merger transaction is that D.R. Horton will pay cash consideration of $558,256,373 to Forestar shareholders in exchange for an approximate 75% controlling equity interest in Forestar.

In order to determine the acquirer, we considered the guidance in ASC 805-10-25-5 which provides that the guidance in the General Subsections of Subtopic 810-10 related to determining the existence of a controlling financial interest be used to identify the acquirer in a business combination. ASC 810-10-15-8 states that a controlling financial interest can typically be determined by the ownership of a majority voting interest, but in some circumstances control does not rest with the majority owner. After the consummation of the merger, D. R. Horton will own an approximate 75% controlling interest in Forestar and directors appointed by D. R. Horton will constitute the majority of the board of directors of Forestar.

U.S. Securities and Exchange Commission
August 15, 2017

ASC 805-10-55-15 states:

A new entity formed to effect a business combination is not necessarily the acquirer. If a new entity is formed to issue equity interests to effect a business combination, one of the combining entities that existed before the business combination shall be identified as the acquirer by applying the guidance in paragraphs 805-10-55-10 through 55-14. In contrast, a new entity that transfers cash or other assets or incurs liabilities as consideration may be the acquirer.

Force Merger Sub, a wholly owned subsidiary of D.R. Horton, was formed solely to effect the merger. Force Merger Sub has no significant assets or liabilities and will cease to exist upon the consummation of the merger.

ASC 805-10-55-11 states:

In a business combination effected primarily by transferring cash or other assets or by incurring liabilities, the acquirer usually is the entity that transfers the cash or other assets or incurs the liabilities.

D.R. Horton will pay the cash consideration of $558,256,373 in the merger transaction.

ASC 805-10-55-13 states:

The acquirer usually is the combining entity whose relative size (measured in, for example, assets, revenues, or earnings) is significantly larger than that of the other combining entity or entities.

Force Merger Sub has no significant assets or liabilities and is insignificant in size compared to D.R. Horton.

Based on the facts above, we believe that D.R. Horton is the accounting acquirer in the merger transaction.

D.R. Horton, as the acquirer, will record the tangible and intangible assets of Forestar and the non-controlling interest at fair value in its financial statements as of the merger date. Any excess of the purchase price and fair value of the non-controlling interest over the fair value of the assets will be recorded as goodwill. These allocations will be based upon a valuation analysis that will be completed after the merger date. The consolidated financial statements of D.R. Horton will include Forestar’s assets, liabilities and results of operations after the merger date and will not be restated retroactively to reflect Forestar’s financial position or results of operations. Forestar will remain a public reporting company and will continue to issue separate financial statements following the closing of the merger.

U.S. Securities and Exchange Commission
August 15, 2017

We acknowledge that Forestar and its management are responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

If you have any questions or comments regarding this filing, please contact me by telephone at (512) 433-5212 or by email at mattstark@forestargroup.com. Thank you for your attention.

Very truly yours,

/s/ MATTHEW S. STARK
Matthew S. Stark, Esq.
Senior Vice President,
General Counsel and Corporate Secretary

cc:                                Jeremy D. London, Esq.,

Skadden, Arps, Slate, Meagher & Flom LLP